Exhibit 99.1

B Communications’ Second Quarter Earnings Release Scheduled for August 29, 2019

Ramat-Gan, Israel August 22, 2019, B Communications Ltd. (NASDAQ/TASE: BCOM), today announced that it will release its Second quarter results for 2019, on Monday, August 29, 2019.

About B Communications:

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following websites:

www.bcommunications.co.il;

www.ir.bezeq.co.il;

For further information, please contact:

Ami Barlev - CEO

ami@igld.com / Tel: +972-3-753-0900